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                                                                     EXHIBIT 12



                              PAGING NETWORK, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES




                                            Three Months Ended    Six Months Ended
                                                 June 30,             June 30,
                                           --------------------  ------------------
                                             1996       1995       1996       1995
                                           --------   --------   -------    --------
Earnings:
  Net loss...............................  $(18,532)  $(16,169)  $(30,638)  $(22,990)
  Fixed charges..........................    34,916     30,531     69,494     51,487
    Earnings.............................  --------   --------   --------   --------
                                           $ 16,384   $ 14,362   $ 38,856   $ 28,497
                                           ========   ========   ========   ========
Fixed charges:
  Interest expense.......................  $ 28,754   $ 25,836   $ 57,321   $ 42,407
  Amortization of deferred financing
    costs................................     1,284      1,032      2,567      1,978
  Interest portion of  rental
    expense..............................     4,878      3,663      9,606      7,102
                                           --------   --------   --------   --------
    Fixed charges........................  $ 34,916   $ 30,531   $ 69,494   $ 51,487
                                           ========   ========   ========   ========

Ratio of earnings to fixed charges.......         -          -          -          -
                                           ========   ========   ========   ========
Deficiency of earnings available to cover
  fixed charges..........................  $(18,532)  $(16,169)  $(30,638)  $(22,990)
                                           ========   ========   ========   ========